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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

September 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Raymond Be and Christina DiAngelo Fettig

Re:	The Integrity Funds (the “Registrant”) Registration Statement on Form N-14 File No. 333-233404

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2019 and September 18, 2019 with respect to the Registrant’s registration statement on Form N-14 filed on August 22, 2019 (the “Registration Statement”) relating to the issuance of shares in connection with the respective reorganizations of the M.D. Sass Equity Income Plus Fund and the M.D. Sass Short Term U.S. Government Agency Income Fund, each a series of Trust for Professional Managers (each a “Target Fund” and collectively, the “Target Funds”) into the Integrity Dividend Harvest Fund and the Integrity Short Term Government Fund, each a series of the Registrant (each an “Acquiring Fund” and collectively, the “Acquiring Funds”). The Target Funds and the Acquiring Funds are each referred to herein as a “Fund” and together as the “Funds.”

Set forth below are the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

Accounting Comments

1.

Comment: With respect to the mapping of each Target Fund and share class and the corresponding Acquiring Fund and share class disclosed on page 2 of the Joint Proxy Statement/Prospectus, disclose why each Acquiring Fund share class was selected as the appropriate share class to receive assets and liabilities of, and issue shares to, the applicable share class of the corresponding Target Fund.

Response: The Registrant will add the following disclosure:

For each proposed Reorganization, the share class of the Acquiring Fund to be issued to Target Fund shareholders was determined based on similarity of shareholder eligibility requirements and distribution and service plans and fees pursuant to Rule 12b-1.

2.

Comment: In the Q&A regarding how the fees and expenses of the Funds compare, please disclose that commissions, sales charges and similar fees being waived with respect to the Reorganization will be applicable to Class A shares of the Integrity Dividend Harvest Fund purchased after the Reorganization.

Response: The Registrant will add the requested disclosure.

3.

Comment: In the Q&A regarding how the fees and expenses of the Funds compare, please use terminology for Fund fees and expenses that is consistent with terminology used in the Shareholder Fees and Annual Fund Operating Expenses tables in the Synopsis sections applicable to each Reorganization (i.e., clarify whether the total annual fund operating expense comparisons provided in the Q&A are based on gross expenses or expenses after fee waiver and/or expense reimbursement).

Response: The Registrant has clarified whether the expense comparison disclosed in the Q&A is based on net or gross expenses.

4.

Comment: If there are differences in the valuation procedures of a Target Fund and the corresponding Acquiring Fund that are expected to result in material differences in the valuation of a portfolio holding as of the closing of the Reorganization, disclose the applicable adjustments in the Capitalization Table and the Pro Forma Financial Statements.  Alternatively, confirm that no differences in the valuation of portfolio holdings by a Target Fund and the corresponding Acquiring Fund are expected as of the closing of the Reorganization or that no material adjustments for such differences have been made.

Response: The Registrant confirms that no such differences in valuation of portfolio holdings are expected as of the closing of the Reorganizations.

5.

Comment: In the Q&A regarding payment of federal income taxes as a result of the Reorganizations, confirm that the disclosure of the percentage of portfolio securities of the M.D. Sass Equity Income Plus Fund that is expected to be sold includes all sales expected to occur before and after the Reorganization.  Also disclose in the Q&A section of the Synopsis the amount of capital gains and brokerage costs expected to result from such repositioning or provide a cross-reference to the section of the Joint Proxy Statement/Prospectus that sets forth such amounts.

Response: The Registrant confirms that the disclosure of the percentage of portfolio securities of the M.D. Sass Equity Income Plus Fund that is expected to be sold includes all sales expected to occur before and after the Reorganization.  In the Q&A, the Registrant will provide a cross-reference to the section of the Joint Proxy Statement/Prospectus that sets forth the amount of capital gains and brokerage costs expected to result from such repositioning.

6.

Comment: In the Q&A regarding who will pay the costs of the Reorganizations, include clarifying disclosure as to whether the costs of the Reorganizations will be borne by Viking Management and M.D. Sass, or their respective affiliates, whether or not the Reorganizations are consummated.  Also, supplement the statement in the Q&A that Integrity Dividend Harvest Fund will bear the transactional costs related to repositioning by providing the brokerage costs expected to result from such repositioning or providing a cross-reference to the section of the Joint Proxy Statement/Prospectus that sets forth such amounts.

Response: The Registrant will revise the disclosure as follows:

Viking Management and M.D. Sass or their respective affiliates will pay the costs of the Reorganizations (other than transaction costs related to the purchase or sale of portfolio securities), including the costs relating to the Special Meeting and the preparation, printing and mailing of this Joint Proxy Statement/Prospectus, regardless of whether the Reorganizations are consummated.  The costs of the Reorganizations (other than transaction costs related to the purchase or sale of portfolio securities) are estimated to be approximately $163,000 in the aggregate.  Integrity Dividend Harvest Fund will bear the transactional costs related to the purchase or sale of portfolio securities in connection with the Reorganization of the M.D. Sass Equity Income Plus Fund.  For more information on these transactional costs, see the section entitled “Synopsis:  Reorganization of M.D. Sass Equity Income Plus Fund—Repositioning.”

7.

Comment: With respect to the Shareholder Fees and Annual Fund Operating Expenses tables in the Synopsis, confirm supplementally that the fees and expenses disclosed are “current” in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that fees and expenses represent the fee and expense schedules currently in effect, as applied to assets as of the most recent fiscal period.

8.

Comment: Please confirm supplementally that the Acquiring Fund will not assume liability for fees previously waived and expenses reimbursed by M.D. Sass with respect to the Target Funds and for which M.D. Sass may be entitled to recoupment.

Response: The Registrant so confirms and refers the staff to the definition of “Excluded Liabilities” in the Plans of Reorganization.

9.

Comment: Regarding footnote 4 to the Annual Fund Operating Expenses tables in the Synopsis relating to the Reorganization of the M.D. Sass Equity Income Plus Fund, the Commission takes the position that amounts waived or reimbursed may be eligible for recoupment for up to three years from the date that such amount was waived or reimbursed.

Response: Footnote 4 to the tables has been revised to state that amounts previously waived or reimbursed by Viking Management may be eligible for recoupment for up to three years from the date that such amounts were waived or reimbursed. The Registrant confirms that such disclosure is consistent with the waiver agreement.

10.	Comment: Please confirm amounts disclosed in the Expense Examples section of the Synopses relating to each Reorganization.

Response: The Registrant has reviewed and revised the Expense Example amounts with respect to the Acquiring Funds. The Registrant has revised the Expense Example amounts for the Target Funds based on information provided by the Target Funds.

11.

Comment: In the Repositioning section of the Synopsis relating to the Reorganization of the M.D. Sass Equity Income Plus Fund, please disclose the brokerage costs expected to result from the repositioning as a percentage of fund assets.

Response: The Registrant has made the requested change.

12.

Comment: Please confirm supplementally that the Shareholder Fees and Annual Fund Operating Expenses of Class I shares of the Integrity Short Term Government Fund Pro Forma disclosed in the Synopsis conform to the Shareholder Fees and Annual Fund Operating Expenses of Class I shares of the Integrity Short Term Government Fund that will be disclosed in the separate registration statement for such shares that are not issued in the Reorganization.

Response: The Registrant confirms that the amounts disclosed in the Fee and Expense Table with respect to Class I Shares contained in the separate post-effective amendment on Form N-1A will conform to the amounts in the Fee and Expense Table included in the Joint Proxy Statement/Prospectus with respect to Class I Shares.

13.

Comment: With respect to the M.D. Sass Short Term U.S. Government Agency Income Fund, please supplementally explain why Other Expenses are expected to decrease significantly upon completion of the Reorganization.

Response: For the information of the staff, Expenses of the Fund prior to the Reorganization are based on the fee and expense structure of the M.D. Sass Funds, while expenses of the Fund following the Reorganization are based on the fee and expense structure of the Integrity Funds.

14.

Comment: Disclose Viking Management’s ability to recoup fees previously waived and expenses reimbursed with respect to the Integrity Short Term Government Fund, if any, in footnote 4 to the Annual Fund Operating Expenses table in the Synopsis.

Response: The Registrant has added disclosure regarding recoupment.

15.

Comment: With respect to the considerations of the Target Trust Board in determining whether to approve the Plans and to recommend approval of the Plans to shareholders of each Target Fund, please explain why the Target Trust Board considered that each Target Fund share class corresponds to an Acquiring Fund share class of a different name.

Response: The Registrant has revised the seventh consideration of the Target Trust Board, as communicated by the Target Trust, to specify the share classes of each Acquiring Fund that shareholders of the respective Target Fund will receive as a result of the Reorganizations.

16.

Comment: In the Capitalization section of the Joint Proxy Statement/Prospectus please disclose capitalization information for all share classes of the Integrity Dividend Harvest Fund, including classes of shares that will not be issued in the Reorganization, in order to provide complete disclosure of the Fund’s Pro Forma capitalization.

Response: The Registrant has added capitalization information for each share class.

17.	Comment: Please remove dollar signs from the disclosure of “Shares Outstanding” in the Capitalization Tables.

Response: The Registrant has made the requested change.

18.

Comment: The staff notes that Paragraph 9.1 of each Form of Agreement and Plan of Reorganization set forth in Exhibits A and B of the Joint Proxy Statement/Prospectus provides that the Acquiring Fund will bear certain registration or qualification fees and expenses to qualify the Acquiring Fund Shares to be issued in each state in which shareholders of the Target Fund are residents.  Disclose all costs of the Reorganization borne by Fund shareholders in the corresponding sections of the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in the Joint Proxy Statement/Prospectus to expand the discussion of expenses borne by the Funds.

19.

Comment: In “Note 5—Portfolio Repositioning” of Appendix A in the Statement of Additional Information, disclose the amount of capital gains and brokerage costs expected to result from repositioning of the portfolio securities of the M.D. Sass Equity Income Plus Fund in the same manner in which such amounts are disclosed in the Joint Proxy Statement/Prospectus.

Response: The Registrant has added the requested disclosure.

20.

Comment: In “Note 6—Reorganization Costs” of Appendix A in the Statement of Additional Information, include clarifying disclosure as to whether the costs of the Reorganization will be borne by Viking Management and M.D. Sass, or their respective affiliates, whether or not the Reorganization is consummated.

Response: The Registrant will revise the disclosure as follows:

Viking Management and M.D. Sass, or their respective affiliates, will bear 100% of the Reorganization expenses, regardless of whether the Reorganizations are consummated.  As a result, there are no pro forma adjustments to net assets for Reorganization expenses.

Disclosure Comments

21.	Comment: The staff notes that a registration statement on Form N-14 is filed under the Securities Act of 1933 only and reference to the Investment Company Act of 1940 should be removed.

Response: The Registrant acknowledges the staff’s comment.

22.

Comment: In the shareholder letter, prominently disclose that each proposed Reorganization will be separately voted on but that if the proposed Reorganization of the M.D. Sass Equity Income Plus Fund is not approved by shareholders of that Fund the Reorganization of the M.D. Sass Short Term U.S. Government Agency Income Fund will not take place even if it is approved by shareholders of that Fund.

Response: The Registrant will add the requested disclosure.

23.

Comment: Confirm supplementally that “Notice of Internet Availability of Proxy Materials” pursuant to Rule 14a-16 of the Securities Exchange Act (i.e., “e-proxy”) will not be utilized because the proposals being considered at the shareholder meeting relate to business combination transactions.

Response: The Registrant confirms that proxy materials will be mailed to Target Fund shareholders and that e-proxy will not be utilized.

24.	Comment: Please review use of defined terms throughout the proxy materials to ensure that defined terms are used accurately.

Response: The Registrant has reviewed and revised, where appropriate, its use of defined terms.

25.	Comment: Please provide a more concise answer in the Q&A regarding “What is being proposed.”

Response: The Registrant has revised this disclosure.

26.

Comment: In the Q&A regarding “How do the fees and expenses of the Funds compare,” explain the significance of the statement that “the expense limitation agreement for the Target Funds excludes Rule 12b-1 plan fees whereas the expense limitation agreement for the Acquiring Funds does not.”

Response: The Registrant has removed the statement in question.

27.	Comment: In the Q&A regarding “How do the fees and expenses of the Funds compare,” disclose the termination date of the expense limitation agreement for the Integrity Short Term Government Fund.

Response: The Registrant has added the requested disclosure.

28.

Comment: In the Q&A regarding “Who will pay the costs of the Reorganizations,” disclose who will bear the repositioning costs in connection with the Reorganization of the M.D. Sass Short Term U.S. Government Agency Income Fund, or state that there will be no such repositioning costs.

Response: The Registrant confirms that no material repositioning of portfolio investments is expected as a result of the Reorganization of the M.D. Sass Short Term U.S. Government Agency Income Fund and has added disclosure to this effect as requested.

29.

Comment: In the Q&A regarding “What will happen if shareholders of one or more Target Funds do not approve the Reorganization or the Transaction is not completed,”  please clarify the shareholder approval closing conditions applicable to each  Reorganization.

Response: The Registrant has revised the disclosure as requested.

30.

Comment: In the “Summary Comparison of Principal Risks” of the Synopsis related to each Reorganization, please reduce the length of sentences used and consider use of tables or bullet points to provide summary comparisons of Principal Risks.

Response: The Registrant has revised this disclosure.

31.

Comment: In the “Principal Risks” section of the Joint Proxy Statement/Prospectus, clarify whether the various risks under the heading “Fixed Income Security Risks” apply to both Acquiring Funds or only to the Integrity Short Term Government Fund.

Response: The Registrant refers the staff to the table in the “Principal Risks” section which indicates the Principal Risks applicable to each Fund.

32.

Comment: In the same section, the staff notes that “Variable Rate Securities Risk” is listed under “Fixed Income Security Risks.” Please consider whether “Variable Rate Securities Risk” is properly located or consider renaming “Fixed Income Security Risks” (e.g., Debt Securities Risk).

Response: The Registrant has changed the heading to “Debt Securities Risk.”

33.

Comment: In the same section, the staff notes that high yield bonds are discussed under “Credit Risk” and that investments in high yield bonds are not disclosed as part of any Fund’s principal investment strategy. Please revise as appropriate for consistency between principal investment strategy and principal risk disclosures.

Response: The Registrant has removed disclosure regarding high yield bonds from the Principal Risks section.

34.

Comment: To the extent that LIBOR Transition Risk is a principal risk of a Fund, please tailor the principal risk to describe how the expected discontinuance of LIBOR could affect the Fund’s investments, including: (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include fall back provisions that address how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Registrant has revised this disclosure as requested.

35.

Comment: Supplementally describe the agreement between M.D. Sass and Viking Management pursuant to which “M.D. Sass will receive consideration from Viking Management, and not from the Acquiring Funds,” as referenced in the considerations of the Target Trust Board approving the Reorganizations.

Response: Pursuant to the Facilitation Agreement between the parties, Viking Management has agreed to pay M.D. Sass a percentage of its revenue on assets attributable to shareholders of the M.D. Sass Equity Income Plus Fund to the extent they remain invested in the Fund.

36.	Comment: In the section of the “Shareholders’ Rights” table comparing Conversion Rights, disclose whether the Trustees have determined to provide exchange or conversion rights.

Response: The Registrant has added disclosure stating that the Trustees have determined to permit exchanges and conversions of shares as set forth in the prospectus for such shares.

37.

Comment: In the “Quorum and Required Votes” section, revise the second paragraph using plain English and short sentences. State the effect of abstentions and broker non-votes first, followed by any supporting discussion of broker non-votes.

Response: The Registrant has revised this disclosure as requested.

Please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the Registrant’s responses.

Regards,

/s/ Mark A. Quade
Mark A. Quade

cc:	Adam Forthun, The Integrity Funds
Shannon Radke, The Integrity Funds
Brent Wheeler, The Integrity Funds
Deborah Bielicke Eades, Vedder Price P.C.